
The Passport Of
MALLAM
ILIA
AN ICONIC AFRICAN CLASSIC NOVEL NOW ADAPTED INTO EPIC ANIMATED FILM
PG

INVEST IN THE PASSPORT OF MALLAM ILIA, ANIMATED MOVIE

Pace-setting animated movie from Africa, based on widely loved novel by legendary author

magicpassports.com Brighton, CO

Minority Founder | Entertainment | Film | Media

Highlights

1. Producer is an elected member of the International Emmys community.
2. All-star creative team, worked with Warner Bros, Sesame Street, Microsoft, etc
3. Captivating story, large in-built fan-base, high distributor interest, Massive market potential
4. Attractive 100% of the principal plus a proportionate 25% of the net profit for early investors.
5. Minority producer and creative team.
7. Production Studio is positioned as a leading name in the emerging African animation industry.

Featured Investor



Chukwuemeka Afigbo
Syndicate Lead

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Invested $5,000

I am a tech leader and ecosystem builder
nkeise.medium.com

"I have always been an advocate of bringing more African stories and content to the screen (big & small). I grew up enjoying classics from the likes of Cyprien Ekwensi, Chinua Achebe, and a host of others. " The passport of Mallam Ilia" is one such masterpiece and I am excited for this opportunity to have a front-row seat to this initiative to bring it to a wider global audience. The Magic Carpet team has proved from their track record that they have the tools, talent, and passion to make this happen and I am excited to partner with them on this!"

Our Team



Ferdinand Ladi Adimefe CEO and Executive Producer

Ferdy Adimefe is a storyteller, an elected member of the International Academy of Television Arts and Sciences (the Emmys), a creative entrepreneur, MIPAD awardee, and the CEO/founder of Magic Carpet Studios, one of Africa's most renown Animation studios.



Chekwube Okonkwo Lead art director

He was a supervising director for Cartoon Network's Garbage Boy. He has directed movies and projects, some of which won the RTF 2019 Best African Animation Hourglass award and the Africa Film for Impact festival award.



Sylvia Essessien Legal and Investors relations

Sylvia is an exceptional Intellectual Property Lawyer and she is instrumental in facilitating collaborative networks and partnerships for Magic Carpet Studios.



Francis Nebot Distribution Rep, Europe

Francis is a pioneer distributor of Nollywood blockbusters ensuring French dubbed theater releases with CanalOlympia , Majestic and Pathe as well as licensing with major broadcasters such as Canal +, Orange, Digital Virgo , Life TV & Startimes

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A STORY WHOSE TIME HAS COME

What is our offer?

We created an epic animation movie,"THE PASSPORT OF MALLAM ILIA" based on a greatly cherished novel by legendary African author Cyprian Ekwensi. Just like "Prince of Egypt," "Lion King" or "Black Panther," this film has a unique potential for massive social impact and financial returns.

- OUR ASK is $500,000 to complete this film project
- OUR OFFER is revenue share: 125% of what you invested and a [pro-rata] 25% of potential net profit, all from the proceeds. Exciting perks are included.

NETFLIX WISHES THEY GOT HERE FIRST


The Market is Ripe... and Big!
"Its Africa's Time for Animation"— Forbes
King of Reply
The Passport of Mallam Ilia
Netflix Nigeria
What's a Naija book you'd love to see a film adaptation of?
Venerable_Luch
The Passport of Mallam Ilia
The Potter's wheel
Under the cherry tree
The Misadventures...
The passport of mallam ilia & Chike & the River
Yemi Adegbayi
The passport of Mallam Ilia
The Passport of Mallam Ilia by Cyprian Ekwensi.
Book by
Cyprian Ekwensi
Loved 1960-date
60+ years
400 Million living fans
Global Animation
Market
$400 Billion
Invest Now Via


techcabal
Techpoint
BUSINESS INSIDER AFRICA
Vanguard
UNDP and Magic Carpet Studios to launch Magic Lab Bootcamp for young West and Central African innovators.
The Passport Of Mallam Ilia 2d Film, The First By An African Studio – Interview With Isaac Motui Miles Thomas
Meet Chekwube Okonkwo, The Man Who Is Directing Africa's First 2d Film (The Passport Of Mallam Ilia)
Cyprian Ekwensi's The Passport of Mallam Ilia Gets Animation Movie | Watch Teaser
ARISE NEWS
pulse


"Africa's jewel"
"Industry experts and enthusiasts have often described Magic Carpet Studios as the Disney of Africa" — Nairametrics
"...aside from the market viability of the Passport of Mallam Ilia the cultural value will resonate with many".

The Original book is still iconic after 60 years. Millions are demanding for this production.

THE LOOK AND FEEL



SADIQ DABA
DI'JA
THE PASSPORT OF MALLAM ILIA
A story about love and fate
Gritty, Adventure, Action, Thriller | 120 mins | PG 13
SETTING: 19TH-20TH CENTURY WEST AFRICA, SAUDI ARABIA, CHAD
STYLE COMPARISON: "PRINCE OF EGYPT", "LION KING"
SCRIPT LANGUAGE: ENGLISH



The Passport Of
MALLAM
ILIA



…count your heartbeat…
If you let all hell break
loose within you, you'll
have no heart to count


BRITISH
COMMANDER
HASSAN


THE PASSPORT OF MALLAM ILIA
USMAN
WUTSIA


The Passport of Mallam Ilia - Teaser
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like sunset and a long walk
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> *"THE PASSPORT OF MALLAM ILIA isn't just another movie; it's a journey through love, adventure, revenge, and redemption. This film doesn't merely entertain; it reflects on the impacts of colonialism and societal norms. It doesn't point fingers but encourages us all to look inward, exploring universal human experiences like love, hate, ambition, and the quest for identity and freedom within oppressive systems."*

THE ASK, *THE OFFER*


We are raising a $500,000 completion fund for Passport of Mallam Ilia
PROJECT CAP: $2MILLION.
INVESTMENT TERMS:
• 115% OF PRINCIPAL (125% FOR EARLY INVESTORS)
• 25% (PRO-RATA) OF NET-PROFIT
USE OF FUNDS
• THE FUND RAISED WILL BE USED TO COMPLETE PRODUCTION AND POST-PRODUCTION
WE ANTICIPATE NO OTHER FUNDRAISE AFTER THIS

WE ARE IN PRODUCTION; *A glimpse*

The First Look!


FIRST LOOK: The Passport of Mallam Ilia Animated Film
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> *A feel of what is to come! 120 minutes of animatics are complete, we're officially animating. it's been years of blood, sweat and tears and we need your support to bring this story to life.*

OH PERKS!

Less than 1000— A special Thank You from the team, digital art, and exclusive updates.

$1000+ — Mentioned in streaming version of credit roll, acknowledged in project website Wall of fame, and all previously listed perks.

$5000+ — A pair of premiere tickets, signed merch, mention in cinema version of credit roll, acknowledged in the studio website's wall of fame, and all previously listed perks.

$10,000+ — a gift box including 4 premiere tickets, Invitation to studio and session with the film director, Invitation to private viewing, and previously listed perks

RESERVED SEATS. Reserved seats start at $50,000 and come with 10 premier tickets and Brand promo options. The perks are customizable to fit investor's (or business') needs

50,000+ — Associate Producer credit mention (included in IMDb), Ilia's hamper (including tusk, themed art, merch, etc) and previously listed perks

100,000+ — Co-producer credits (included in IMDb), and better versions of previously listed perks.

250,000+ —Executive Producer credits, full platter, let's talk.

More Scoop


INSIDE SCOOP from the screenwriter— M.I. Thomas, from Magic C...
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Since *Black Panther* and *Woman King*, Africa-inspired films along with African music saw a sharp increase in demand. Today, that demand in animation much bigger, year after year, than any other genre in feature film entertainment.

LET'S TALK NUMBERS

Our plan is to sell at least 4.5 million cinema tickets globally in 5 major markets, and then license to a streaming platform or to broadcasters.

for a detailed deep dive, please download the "Business Case" document attached here

Global Animation Box Office Sales

Average Animation Ticket Sales (in millions)



2022 Top 10 Animation Films with Highest Box office Grossing

S/N	Title	Release Date	Genre	Gross Revenue	Ticket Sold
1	Minions: The Rise of Gru	1-Jul-22	Comedy	[illegible]	[illegible]
2	Lightyear	17-Jun-22	Adventure	[illegible]	[illegible]
3	The Bad Guys	22-Apr-22	Comedy	[illegible]	[illegible]
4	DC League of Super Pets	29-Jul-22	Adventure	[illegible]	[illegible]
5	Sing 2	22-Dec-21	Adventure	[illegible]	[illegible]
6	Puss in Boots: The Last Wish	21-Dec-22	Adventure	[illegible]	[illegible]
7	Strange World	23-Nov-22	Adventure	[illegible]	[illegible]
8	Gekijouban Jujutsu Kaisen	18-Mar-22	Action	[illegible]	[illegible]
9	Doragon boru supa supa hiro...	[illegible]	Action	[illegible]	[illegible]
10	The Bob's Burgers Movie	27-May-22	Comedy	[illegible]	[illegible]

- *Kumba (2013)* and *Adventures of Zambezia (2012)*, was made by an independent african studio like us and generated over $70M in first few years
- Over the last 7 years the average animation film has sold 5.5million tickets, with an average tickets price of $9.17; grossing an average of $50m globally
- Over 80% of animated films make it to streaming platforms
- Demand for African animation at all time high and in upward trend (CGAfrica, BBC)
- Upon release, Our film will have no or little competition in the African market. It will be available everywhere
- POMI has Low production cost ($2M), thus unusually high profit margins, potentially

For Passport of Mallam Ilia, we are combining massive cinema ticket sales globally in 5 major markets, with VOD licensing deals

With a revenue of only $14m this film will return 7x it's production cost!

The ROI for investors come from revenue generated fom the movie, including but not limited to Cinema, VOD liscensing and merch

Risk mitigation

Several global distributors have already registered their interest in selling Passport of Mallam Ilia

We had a low cost of production because of our unique access to top talent. We run a training institute for animators

We will complete the film without fail

For a deep dive on the numbers, please download the *Business Case* document attached to this page.

MAGIC CARPET STUDIOS:

"The Pixar of Africa?"


The Passport Of
MALLAM
ILIA
We started 8 years ago, as a group of friends passionate about art and wholesome storytelling... Today, our studio is empowering an industry, uniting a continent and enriching the world. THIS PROJECT is at center of it all
They trusted us, YOU CAN TOO!
SESAME STREET
CN
CARTOON NETWORK
UNDP
WB
Microsoft


Igwes
Super DAD
Sip
MAGIC CARPET LABS
UNDP
Innovation Winner
mastercard
ED Tech Fellow

From Lagos Nigeria, we pursued our passion—*to share wholesome stories and creative moving animation art.* Africa has MANY unique multidimensional stories, rich heritage of sound and art styles, yet to be explored in mainstream animation. However, the animation industry in Africa at the time only lacked talent, financial resources and local policies, especially here at home.

Fast-forward to today, *Magic Carpet* has

- trained hundreds of talent,
- secured partnerships and/or delivered productions for *Cartoon Network*, *Sesame Street*, *Microsoft*, *MasterCard*, etc—producing hundreds of hours of globally enjoyed animated content
- won many awards, and have recently been invited to help in the formation of government policies for animation
- become a hub of global animation outsourcing and a center of community for Animation Africa

> *We are not just creating films, we are building an industry, bringing hope to a continent and uniting global communities.*


Magic Carpet Labs is an innovative multi-award winning studio of animators and storytellers
Some of our global awards include:
Winner of the United Nations Innovation Challenge for the Sahel 2022
Winner animation in the international film festival (rtf) 2019) best African animation hourglass a ward for a short film "Meet the Igwes)
Winner Africa Film for Impact Festival Award (Dear Diary short film subtitled "The Right Decision) 2020
MAGIC CARPET

Downloads

SPV Business Case POMI vFINAL-1.xlsx

Investor Deck for POMI upd. 20241014 174232 0000.pdf